United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Majestic Silver Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

32076V103
(CUSIP Number)

April 30, 2021
(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed ” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	32076V103

1.	Names of Reporting Persons
Eric Sprott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
33,425,241[1]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
33,425,241[1]
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
33,425,241[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
13.04%[2]
12.	Type of Reporting Person (See Instructions)
IN

[1]	Includes (a) 28,425,241 Common Shares, no par value (the “Common Shares”), of First Majestic Silver Corp. (the “Issuer”) held of record by Sprott Mining Inc. and (b) 5,000,000 of the Common Shares represented by share purchase warrants (the “Warrants”) held by Sprott Mining Inc. Eric Sprott controls Sprott Mining Inc. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests of such entity. Eric Sprott disclaims beneficial ownership of the shares held by Sprott Mining Inc. except to the extent of his pecuniary interest therein.
[2]	The percentage set forth in Row 11 of this Cover Page is based on the 222,815,101 Common Shares outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 16, 2021 (the “Form 6-K”), and the issuance of shares to Sprott Mining Inc. in consideration of the purchase of Jerritt Canyon Canada Ltd. and the exercise of the Warrants.

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CUSIP No.	32076V103

1.	Names of Reporting Persons
Sprott Mining Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
33,425,241[3]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
33,425,241[3]
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
33,425,241[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
13.04%[4]
12.	Type of Reporting Person (See Instructions)
FI

3	5,000,000 of the Common Shares beneficially owned by the Reporting Person are represented by the Warrants.
4	The percentage set forth in Row 11 of this Cover Page is based on 222,815,101 Common Shares outstanding, as reported in the Issuer’s Form 6-K, and the issuance of shares to Sprott Mining Inc. in consideration of the purchase of Jerritt Canyon Canada Ltd. and the exercise of the Warrants.

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Item 1

1(a)	Name of Issuer:

First Majestic Silver Corp.

1(b)	Address of Issuer’s Principal Executive Offices:

1800-925 West Georgia Street, Vancouver, BC V6C 3L2

Item 2

2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Eric Sprott and Sprott Mining Inc., each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”.

2(b)	Address of Principal Business Office or, if none, Residence:

200 Bay Street, Suite 2600
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J1

2(c)	Citizenship:

Mr. Sprott is a Canadian citizen. Sprott Mining Inc. exists under the Business Corporations Act (Ontario).

2(d)	Title of Class of Securities:

Common shares, no par value

2(e)	CUSIP Number:

32076V103

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution; and

k.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 33,425,241 Common Shares

(b)	Percent of class: 13.04% [5]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 33,425,241

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 33,425,241

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Eric Sprott controls Sprott Mining Inc. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests in such entity. Eric Sprott disclaims beneficial ownership of the shares held by Sprott Mining Inc. except to the extent of his pecuniary interest therein.

Item 8.	Identification and Classification of Members of the Group

Eric Sprott controls Sprott Mining Inc. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests in such entity. Eric Sprott disclaims beneficial ownership of the shares held by Sprott Mining Inc. except to the extent of his pecuniary interest therein.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Sprott Mining Inc. are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

[5]	The percentage set forth in Item 4(b) is based on 222,815,101 Common Shares outstanding, as reported in the Issuer’s Form 6-K, and the issuance of shares to Sprott Mining Inc. in consideration of the purchase of Jerritt Canyon Canada Ltd. and the exercise of the Warrants.

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SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2021	Signature:	/s/ Eric Sprott
	Name:	Eric Sprott

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